February 20, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Marriott Residence Inn Limited Partnership (the "Partnership")
Incoming letter dated February 20, 2002

Based on the facts presented, the Division will not recommend any enforcement action to the Commission if the Liquidating Trust operates as described in your letter without registering the Beneficial Interests under the Securities Act or the Securities Exchange Act.

In reaching this position, we note that:

- the Beneficial Interests will be granted pro-rata to Unitholders as a part of the consideration for the Merger;
- the Beneficial Interests will not be transferable except by operation of law or by will, and no form or certificate will be used to represent the Beneficial Interests;
- the Beneficial Interests will not have voting or dividend rights and will not bear a stated rate of interest;
- the Beneficial Interests will not represent an equity or ownership interest in the Surviving Partnership or in any constituent company to the Merger;
- any amount ultimately paid pursuant to the Beneficial Interests will not depend upon the operating results of the Surviving Partnership or any constituent company to the Merger;
- the Liquidating Trust will have the limited purpose described in your letter, and will not engage in any ongoing trade or business;
- the Liquidating Trust will terminate upon the earlier of the completion of its stated purpose or its third anniversary (provided, that if the Liquidating Trust is extended beyond such three-year period, then the Administrator will request additional no-action assurance from the staff prior to any extension); and
- the Administrator will provide the Beneficiaries with periodic reports as described in your letter.

This position is based on the representation made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2002

Joseph G. Connolly, Jr.
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Re: Marriott Resident Inn Limited Partnership

Dear Mr. Connolly:

In regard to your letter of February 20, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

HOGAN & HARTSON
L.L.P.

JOSEPH G. CONNOLLY, JR.
PARTNER
(202) 637-5625
JGCONNOLLY@HHLAW.COM

February 20, 2002

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Cecilia D. Blye
Special Counsel

**Re: Marriott Residence Inn Limited Partnership
No-Action Request Letter**

Dear Ms. Blye:

We are writing on behalf of our client, Marriott Residence Inn Limited Partnership, a Delaware limited partnership (the "Partnership"), to request that the Division of Corporation Finance confirm that, under the circumstances described herein, they will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if:

(1) the Partnership grants the Beneficial Interests (as defined below) in the Liquidating Trust (as defined below) to the holders of interests in the Partnership without registering such grant under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"); and

(2) the Liquidating Trust does not register and report with respect to the Beneficial Interests therein under Sections 12(g) and 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act").

This request is made on the basis of our view that the Beneficial Interests are not "securities" under either the 1933 or the 1934 Act, and that establishing the Liquidating Trust and granting the Beneficial Interests to the holders of interests in the Partnership do not constitute a "sale" within the meaning of such term as used in the 1933 Act.

I. BACKGROUND AND FACTS

a. Background of the Partnership

The Partnership was formed to acquire and own 15 Marriott Residence Inn properties (the "Inns") and the land on which the Inns are located. The Inns have a total of 2,129 suites and are located in seven states in the United States. The Inns are operated as part of the Residence Inn by Marriott system and are managed by Residence Inn by Marriott, Inc. (the "Manager"), a wholly-owned subsidiary of Marriott International, Inc., under a long-term management agreement. The Partnership was formed in 1988 through a public offering of 65,600 units of limited partnership interest (the "Units").

The Partnership's sole general partner, RIBM One LLC, a Delaware single member limited liability company (the "General Partner"), owns a 1% general partner interest in the Partnership. The General Partner has exclusive authority to conduct the business and affairs of the Partnership in accordance with the partnership agreement and applicable laws. Host Marriott, L.P. owns a 1% Class A managing economic interest and Rockledge Hotel Properties, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Host Marriott, L.P., owns a 99% Class B non-managing economic interest in the General Partner.

There is currently no established public trading market for the Units. Transfers of Units are limited to the first day of each fiscal quarter. As of December 31, 2001, there were 3,340 holders of record of the Partnership's 65,600 Units outstanding. None of the Units issued in the initial public offering in 1988 were certificated and none of the Units currently outstanding are certificated.

b. The Merger

On November 28, 2001, the Partnership entered into an Agreement and Plan of Merger (the "Merger Agreement") with the General Partner, Apple Hospitality Two, Inc., a Virginia corporation ("Buyer"), and AHT Res Acquisition, L.P., a Delaware limited partnership and a wholly owned indirect subsidiary of Buyer ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Partnership (the "Merger"), with the Partnership being the surviving entity (the "Surviving Partnership"). As a result of the Merger, each Unit will be converted into the right to receive $636.43 in cash and the General Partner's interest in the Partnership will be converted into the right to receive $200,000 in cash. In addition to the merger consideration, each holder of a Unit (a "Unitholder") also will receive, if the merger is completed, (a) a payment of certain unrestricted Partnership cash, (b) a cash payment equal to the Unitholder's pro rata portion of the amount of the Partnership's scheduled debt service that was paid by the Partnership immediately prior to the closing of the merger and reimbursed by the Surviving Partnership and (c) a beneficial interest in the Liquidating Trust as described below.

Pursuant to Delaware law, the consent of the Unitholders is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. In that regard, the consent of the Unitholders will be solicited by means of a consent solicitation statement (the "Definitive Consent Statement") that will comply with the requirements of Regulation 14A promulgated under the 1934 Act. On December 20, 2001, preliminary consent solicitation materials were filed with the Commission in confidential form pursuant to Rule 14a-6 promulgated under the 1934 Act. On December 28, 2001, we were advised by the staff of the Division of Corporation Finance that the consent solicitation materials were not selected for review. A copy of the preliminary consent solicitation materials is attached hereto for your information. 1/ Pursuant Rule 12h-3, the Partnership will file a Form 15 Report to suspend its

---

1/ The attached preliminary consent solicitation materials describe the entity that will hold the Contingent Assets and facilitate the cash flow adjustments as a liquidating LLC. The consent solicitation

[Footnote continued]

duty to file reports with the Commission under Section 15(d) of the 1934 Act promptly after consummation of the Merger.

c. Establishment of the Liquidating Trust

Pursuant to the Merger Agreement and on or before the closing date of the Merger, the Partnership will form the trust for the benefit of the Unitholders (the "Liquidating Trust") to hold several contingent assets of the Partnership and to facilitate certain cash flow adjustments and other transactions to be made by the parties after the closing of the Merger (the "Closing"). Among other things, the Liquidating Trust will permit the Unitholders to receive the benefit of certain cash flows of the Partnership attributable to the period prior to the Closing that will not be known or available to the Partnership until after the Merger has been completed and to realize the value of certain contingent assets of the Partnership. The Liquidating Trust also will be responsible for paying or reimbursing the Surviving Partnership for certain expenses that are attributable to the period prior to the Closing and for indemnifying the Surviving Partnership and related parties with respect to any damages or liabilities resulting from certain litigation involving the Inns which existed prior to the Merger. Pursuant to the trust agreement establishing the Liquidating Trust (the " Liquidating Trust Agreement"), the General Partner will administer the Liquidating Trust (the "Administrator") 2/ and the beneficial interests (the "Beneficial Interests") in the Liquidating Trust will be granted to the Unitholders (the "Beneficiaries") based pro rata upon each holder's ownership of Units as of the time of such grant.

Upon the establishment of the Liquidating Trust, the Partnership will contribute to the Liquidating Trust all of the Partnership's interest in the "Contingent Assets" described below. In addition, the Partnership will contribute $1.5 million of Partnership cash to the Liquidating Trust to enable the Liquidating Trust to pursue the Contingent Assets, to satisfy the Liquidating Trust's obligations under the Merger Agreement and to satisfy the Partnership's obligations to the General Partner under its agreement of limited partnership (the "Partnership Agreement"). Pursuant to the terms of the Liquidating Trust Agreement, the Administrator will only permit the Liquidating Trust to use such funds for these purposes. However, the Liquidating Trust may distribute such funds to the Beneficiaries once such obligations are satisfied.

[Footnote continued]

materials will be revised prior to dissemination to the Unitholders to reflect that such entity will be a liquidating trust as described in this letter.

2 / Under Delaware Trust law, the Liquidating Trust also will have a nominal trustee who is licensed to act as trustee under Delaware law.

Contingent Assets and Obligations of the Liquidating Trust

The Contingent Assets of the Partnership to be transferred to the Liquidating Trust include the rights to:

- one-half of the "refunded incentive management fee," which is the cash amount, if any, delivered or paid by the Manager to the Surviving Partnership after the Closing with respect to excess incentive management fees, and any interest earned thereon, which have been retained by the Manager for the Partnership's 2001 fiscal year;

- the "refunded litigation reserves," which is the amount, if any, of the cash reserves retained by the Manager with respect to any damages or liabilities resulting from litigation involving the Inns existing prior to the Closing which is returned to the Surviving Partnership after the Closing;

- the "other manager payments," which are any other payments received by the Surviving Partnership from the Manager that represent refunds or returns of money to the Partnership as a result of overpayment by the Partnership or underpayment by the Manager of such amount during the period prior to the Closing;

- any positive difference between the prorated taxes paid or accrued by the Partnership at or prior to the Closing for the 2001 tax year and the period in 2002 ending on the effective date of the Merger and the actual amount of such taxes due and payable by the Partnership for such period; and

- all claims or demands of any nature which have been or may be asserted by or on behalf of the Partnership and which arise out of events occurring prior to the Closing with respect to the material contracts of the Partnership.

In addition, pursuant to the terms of the Merger Agreement, the Surviving Partnership will pay to the Liquidating Trust the amount, if any, of the scheduled debt service of the Partnership that has been paid by the Partnership immediately prior to the Closing.

Promptly after the Surviving Partnership receives the refunded incentive management fee, the refunded litigation reserves or the other manager payments from the Manager, the Surviving Partnership will deliver or pay such amounts or, in the case of the refunded incentive management fee, one-half of such amount, to the Liquidating Trust.

Promptly after the Surviving Partnership's tax liability for the 2001 tax year and the period in 2002 ending on the effective date of the Merger is determined, the Surviving Partnership will deliver or pay to the Liquidating Trust any positive difference between the prorated taxes paid or accrued by the Partnership at or prior to the Closing for the respective period and the actual amount of such taxes due and payable by the Partnership for such period. The Liquidating Trust has a corresponding obligation to reimburse the Buyer if the actual amount of such taxes due and payable by the Partnership for such period exceeds the prorated taxes paid or accrued at or prior to the Closing.

The Administrator will evaluate any claims that are assigned to the Liquidating Trust and determine if it would be in the best interests of the Beneficiaries to pursue such claims.

In addition, the Liquidating Trust has an obligation to pay certain expenses that are attributable to the period prior to the Closing and to indemnify the Surviving Partnership and related parties with respect to any damages or liabilities resulting from certain litigation involving the Inns which existed prior to the Merger.

Distributions by the Liquidating Trust

The Liquidating Trust will distribute to the Beneficiaries the amount of the Partnership's scheduled debt service that is reimbursed by the Surviving Partnership promptly after such reimbursement is received. Otherwise, the Liquidating Trust will not make any distribution until all of the Liquidating Trust's obligations under the Merger Agreement are satisfied. As soon as the Liquidating Trust has satisfied the obligations for which it is created, which is expected to occur approximately two years after the completion of the Merger, it will be terminated, and all of its remaining assets will be distributed to the Beneficiaries.

d. Terms of the Liquidating Trust

The Liquidating Trust will be a trust formed under the laws of the State of Delaware and will be governed by the terms of the Liquidating Trust Agreement. The Beneficial Interests will not represent any interest in any entity other than the Liquidating Trust, including the Surviving Partnership and any other constituent company to the Merger. The Liquidating Trust will not own or have any right to any equity or ownership interest in any entity, including the Surviving Partnership and any other constituent company to the Merger. The Beneficial Interests will be represented by the Liquidating Trust Agreement and no certificates will be issued to evidence ownership of the Beneficial Interests. Such Beneficial Interests will be nontransferable, except by operation of law or by will. The Beneficial Interests will not entitle the Beneficiaries to any voting or dividend rights and will not bear interest.

The Liquidating Trust's activities will be specifically limited to conserving and protecting the funds transferred to it and paying or distributing such funds, including holding such funds for the benefit of the Beneficiaries, enforcing the rights of the Beneficiaries thereto, temporarily investing such funds and collecting income therefrom, realizing the value, if any, of the Contingent Assets, satisfying the indemnification obligations, under both the Merger Agreement and the Partnership Agreement, and the expense reimbursement provisions, under the Merger Agreement, pursuing all claims and demands that have been transferred to it by the Partnership, making liquidating distributions to the Beneficiaries and taking such other actions as may be necessary to conserve and protect the Liquidating Trust corpus and provide for the orderly liquidation thereof. To the extent the Administrator invests income and proceeds prior to distribution to the Beneficiaries or invests cash retained to meet the Liquidating Trust's expenses and liabilities, such investments will be made only in demand and time deposits at savings institutions, short-term certificates of deposit, Treasury Bills, or securities issued by state or local governments (or agencies or instrumentalities thereof).

The Liquidating Trust will terminate upon payment to the Beneficiaries of all of the Liquidating Trust assets, which is expected to occur approximately two years after the completion of the Merger, and in any event upon the third anniversary of the date that assets are first transferred to the Liquidating Trust. The life of the Liquidating Trust may, however, be extended to more than three years if the Administrator is then currently engaged in the determination, defense or settlement of a claim by or against the Liquidating Trust, and the Liquidating Trust has requested additional no-action assurances from the Commission staff prior to any such extension.

The Administrator will be required to issue annual reports to the Beneficiaries showing the assets and liabilities of the Liquidating Trust at the end of each fiscal year and the receipts and disbursements of the Liquidating Trust for the fiscal year then ended. The annual reports also will describe the changes in the Liquidating Trust's assets during the reporting period and the actions taken by the Administrator during the period. Although the financial statements contained in such reports will not be audited, they will be prepared in accordance with generally accepted accounting principles. The Administrator also will cause the Liquidating Trust to distribute to the Beneficiaries a periodic report if, in the opinion of the Administrator, a material event relating to the Liquidating Trust's assets has occurred.

II. DISCUSSION

a. Registration of Beneficial Interests under the 1933 Act.

In our view, the registration requirements of the 1933 Act are not applicable to the Beneficial Interests of the Liquidating Trust for two principal reasons:

(1) the Beneficial Interests are not "securities" within the definition of Section 2(1) of the 1933 Act; and

(2) the grant of the Beneficial Interests to the Unitholders, if they are in fact deemed to be securities, does not constitute a "sale" within the definition of Section 2(3) of the 1933 Act.

Although the Division of Corporation Finance has not expressly adopted either of these theories, it has consistently taken a no-action position as described below.

1. The Beneficial Interests are not "securities" under the 1933 Act.

The definition of the term "security" under the 1933 Act, as set forth in Section 2(1) of the 1933 Act, provides that "unless the context otherwise requires" a security is:

> "[A]ny note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate of subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange

relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing."

Despite this broad definition, the Beneficial Interests are not specifically identified by any of the terms therein and, for the reasons specified below, we do not believe they fall within any of the stated categories, including "investment contracts" and "evidences of indebtedness." We also do not believe that the Beneficial Interests possess any of the common characteristics of a security. Thus, in our view, the Beneficial Interests are not securities within the meaning of Section 2(1) of the 1933 Act.

Investment Contracts. In our view, the Beneficial Interests do not fall within the definition of an "investment contract" as crafted by the courts. The Supreme Court in SEC v. W.J. Howey Co. stated that an investment contract is a scheme which "involves an investment of money in a common enterprise with profits to come solely from the efforts of others." 328 U.S. 293, 301 (1946). "The touchstone is the presence of an investment in a common venture premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others. By profits, the Court has meant either capital appreciation resulting from the development of the initial investment . . . or a participation in earnings from the use of investors' funds . . . In such cases the investor is attracted solely by the prospects of a return on his investment." United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 852 (1975). *See* Division of Corporation Finance No-Action Letters Celina Financial Corporation (February 19, 1993), Quanex Corporation (July 28, 1989) and GID/TL, Inc. (March 21, 1989) (arguing that deferred payment rights given pursuant to a merger were cash substitutes and not an investment in a common venture).

Here, the Unitholder's receipt of the Beneficial Interests does not involve an investment of money in a common enterprise. Indeed, the Unitholders are terminating an investment, not making one. The economic reality is that the Beneficial Interests constitute a contingent deferred cash payment as partial consideration for terminating their interest in the Partnership.

Further, the Beneficial Interests do not reflect an expectation of profits from the efforts of others. The Beneficial Interests represent a contingent deferred cash payment which is dependent upon the realization of value, if any, with respect to the Contingent Assets and the resolution of the post-Closing adjustments and indemnity obligations. The occurrence of such a realization and the favorable resolution of the post-Closing provisions will determine whether the Beneficiaries will receive any distribution from the Liquidating Trust. The likelihood that value will be realized from the Contingent Assets does not depend on the efforts or results of the Surviving Partnership or any other constituent company to the Merger. Thus, we do not believe that the Beneficial Interests are investment contracts under the definition of a security.

Evidences of Indebtedness. In addition, we do not believe that the Beneficial Interests fall within the definition of "evidence of indebtedness." There can be no assurance or reasonable expectation that any particular amount will be received by the Beneficiaries from the Liquidating Trust. The Beneficial Interests do not represent an obligation to pay a predetermined amount of money or, in fact, to pay any money. Any recovery will depend on circumstances beyond the control of the Surviving Partnership or any other constituent company to the Merger. Further, the Beneficial Interests do not bear any stated rate of interest or return. Accordingly, we do not believe that the Beneficial Interests are notes or other evidences of indebtedness under the definition of a security.

Characteristics of a Security. The Beneficial Interests will not possess any of the common characteristics of a security. As stated above, the Beneficial Interests will not:

(i) have voting or dividend rights;
(ii) represent an equity or ownership interest;
(iii) represent an obligation to receive a fixed sum;
(iv) carry a stated interest rate;
(v) be transferable, except by operation of law or upon the death of the beneficial owner;
(vi) be evidenced by certificates; or
(vii) represent a separate security with a separate trading market.

The Beneficial Interests therefore are not "the type of instrument that comes to mind when the term security is used" and do not fall "within the ordinary concept of a security." Marine Bank v. Weaver, 102 S. Ct. 1220 (1982).

2. The Grant of the Beneficial Interests to the Unitholders does not constitute a "sale" under the 1933 Act.

For many of the same reasons included in the discussion above relating to the definition of the term "security," we do not believe that the grant of the Beneficial Interests to the Unitholders, if the Beneficial Interests are in fact deemed to be securities, constitutes a "sale" within the definition of Section 2(3) of the 1933 Act. In summary, the Unitholders will be granted Beneficial Interests as part of the payment made in connection with the Merger. There is no additional investment required of a Unitholder to receive the Beneficial Interests and thereby become a Beneficiary. No new consideration is given, and no separate investment decision is made. The investment decision being made by the Unitholders is whether or not to approve the Merger Agreement providing for the acquisition of the Partnership by the Buyer. As part of the acquisition of the Partnership, the Unitholders also would receive the additional payments referred to above including their pro rata portion of the Beneficial Interests in the Liquidating Trust. The Unitholders do not have an option to forego the Beneficial Interests in exchange for another form of consideration. To provide the Unitholder with information to make such a decision, the Unitholder will receive the Definitive Consent Statement regarding the Merger, including information on the rights of the Beneficiaries to receive funds from the Liquidating Trust. However, there is no independent sale of the Beneficial Interests. The Liquidating Trust and the Beneficial Interests are merely a means by which a difficult and uncertain valuation of the Contingent Assets and the post-Closing adjustments was avoided at the time the Merger Agreement was negotiated due to the inherent lack of fairness to the Unitholders that would otherwise result. Instead, if the Unitholders approve the Merger Agreement they will receive an initial cash payment and, possibly, a deferred cash payment, with the Beneficial Interests serving only as an administerial device by which the deferred cash payments are allocated. Therefore, we do not believe that the grant of the Beneficial Interests to the Unitholders constitutes a "sale" within the definition of the 1933 Act.

3. Previous No-Action Positions of the Commission Staff.

The Commission staff has consistently taken the position that it would not recommend enforcement action where, in connection with a proposed merger, contingent deferred payment rights having the same essential elements as the Beneficial Interests were not registered under the 1933 Act.

In Celina, the Commission staff took a no-action position on a plan similar to the Liquidating Trust, including a pre-merger distribution of rights. Celina, *supra*. In its request letter, Celina stated that, pursuant to a proposed tender offer and subsequent merger, all rights which it might have with respect to certain litigation claims against third parties, together with cash to finance legal fees and expenses, would be assigned to a trust. Celina stated that the value of the claims and the amount which might be recovered in connection therewith were difficult to estimate with a reasonable degree of certainty at the time of the merger and therefore any attempt to put a value on such claims would be unfair to Celina's shareholders. Instead, immediately prior to the consummation of the tender offer, Celina would distribute to all of its shareholders pro rata rights to participate in any distributions from the trust which might result from the claims. The trustees were then charged with pursuing the claims in such a manner as they deemed to be in the best interest of the holders of the rights and distributing to the holders of the rights any proceeds that might result from the claims.

In Essex Communications Corp. (June 28, 1988), the Commission staff took a no-action position on a plan also similar to the Liquidating Trust. In its request letter, Essex stated that, pursuant to a proposed merger, a portion of the purchase price would be placed in an escrow account to serve as security for post-Closing purchase price adjustments and indemnity claims against the selling company. Approximately 16 months after the effective date of the merger, the escrow agent was authorized to release the funds to the former shareholders of Essex.

In reaching its no-action conclusions in both of these letters, the Commission staff focused on the following elements: 1) the rights were to be granted pro rata to the former shareholders as an integral part of the consideration to be received in the proposed tender offer/merger; 2) the rights were not transferable, except by operation of law or by will and no form or certificate was used to represent the rights; 3) the rights did not have voting or dividend rights and did not bear a stated rate of interest; 4) the rights did not represent an equity or ownership interest in any constituent company to the merger; 5) any amount ultimately paid to the selling shareholders pursuant to the rights did not depend upon the operating results of the surviving company or any constituent company to the merger; 6) the trust had the limited purpose of orderly completing its own liquidation; 7) the trust would terminate upon the earlier of the resolution of the claims held by it and the post-Closing payments required of it or its third anniversary (provided, that if the trust was extended beyond such three-year period, then the trust would request additional no-action assurance from the Commission staff prior to any extension); and 8) the trust would provide an annual financial accounting and certain other information to its beneficiaries including interim reports upon the occurrence of any material events affecting the trust or the trust's claim/assets. Some or all of these factors were also cited by the Commission staff as key elements in its decision to not recommend enforcement action in Quanex, *supra*; Genentech Clinical Partners (April 28, 1989); GID/TL, *supra*; First Boston, Inc. (December 2, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); Slater Development Corp., (April 7, 1988); and Lorimar, Inc. (November 4, 1985).

These eight criteria generally used in granting no-action request letters are present in the proposed Liquidating Trust and the related Beneficial Interests:

1. A share of the aggregate Beneficial Interests is to be granted to each of the Unitholders as an integral part of the payment made in connection with the Merger. The General Partner has determined that it is currently difficult to estimate the value of the Contingent Assets, the post-Closing adjustments and the indemnity obligations with a reasonable degree of certainty. The General Partner believes, however, that the Contingent Assets may have substantial value that would not otherwise be realized in the Merger and that the use of post-Closing adjustments and indemnity provisions will preserve substantial existing value for the Unitholders. The General Partner, therefore, has concluded that it would be desirable for the Buyer and the General Partner not to attempt to negotiate an amount to be included in the initial cash merger consideration but to instead preserve and resolve these items after the Closing through the Liquidating Trust.

2. The Beneficial Interests will not be transferable, except by operation of law or by will, and no form or certificate will be used to represent the Beneficial Interests

3. The Beneficial Interests will not have voting or dividend rights and will not bear a stated rate of interest.

4. The Beneficial Interests will not represent an equity or ownership interest in the Surviving Partnership or any constituent company to the Merger. The Beneficial Interests will represent only the right to receive an appropriate portion of the funds held by the Liquidating Trust once the value, if any, of the Contingent Assets is realized and the post-Closing adjustments and indemnity obligations are resolved.

5. Any amounts ultimately paid to the Beneficiaries will not depend on the operations of the Surviving Partnership or any other constituent company to the Merger. There is no connection between the performance of the Surviving Partnership or any other constituent company to the Merger and the amount of the funds to be distributed by the Liquidating Trust. The amount of such funds will depend solely upon the value, if any, of the Contingent Assets once such value is realized and the amounts that remain upon the resolution of the post-Closing adjustments and indemnity obligations.

6. The Liquidating Trust has the limited purpose of realizing the value, if any, of the Contingent Assets, resolving the post-Closing adjustments and indemnity obligations, distributing the proceeds therefrom and completing its own orderly liquidation. The Liquidating Trust will not engage in any ongoing trade or business.

7. The Liquidating Trust will terminate upon the earlier of (A) the realization of the value, if any, of the Contingent Assets, the resolution of the post-Closing adjustments and indemnity obligations and the distribution of the proceeds therefrom (which is expected to occur approximately two years after the completion of the Merger) or (B) its third anniversary (provided, that if the Liquidating Trust is extended beyond such three-year period, then the

Administrator will request additional no-action assurance from the Commission staff prior to any extension).

8. The Liquidating Trust Agreement will provide that the Administrator will be required to issue annual reports to the Beneficiaries showing the assets and liabilities of the Liquidating Trust at the end of each fiscal year and the receipts and disbursements of the Liquidating Trust for the fiscal year then ended. The annual reports will also describe the changes in the Liquidating Trust's assets during the reporting period and the actions taken by the Administrator during the period. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles.

   In addition, the Administrator will cause the Liquidating Trust to distribute to the Beneficiaries a periodic report if, in the opinion of the Administrator, a material event relating to the Liquidating Trust's assets has occurred.

Based upon the position taken by the Commission staff in the prior no-action letters referred to above, we do not believe the Beneficial Interests fit within the scope of the definition of a "security" under the 1933 Act. We also do not believe that the grant of the Beneficial Interests to the Unitholders, if the Beneficial Interests are in fact deemed to be securities, constitutes a "sale" within the definition of Section 2(3) of the 1933 Act. Finally, the public interest will not be furthered by requiring registration of the Beneficial Interests under the 1933 Act because the Beneficiaries will receive the Definitive Consent Statement in connection with their consideration of the Merger Agreement and Merger.

b. Registration of Beneficial Interests under the 1934 Act.

Issuers of equity securities are required by Section 12(g) of the 1934 Act to register (and report) those securities with the Commission if they have satisfied the provisions of Section 12(g). One of the primary purposes for requiring registration of such securities is to ensure that adequate information is available to the investing public with respect to securities for which there is a substantial market interest.

With respect to the Beneficial Interests, registration under the 1934 Act should not be required because, applying the theories described in (a) above, we believe that the Beneficial Interests are not "securities" within the meaning of the 1933 Act or the 1934 Act and therefore the Liquidating Trust is not the issuer of "equity securities" within the meaning of Section 12(g) of the 1934 Act. Further, because the Beneficial Interests will not be certificated and are nontransferable except by operation of law or upon death of the Beneficiary, there is no market interest in the Beneficial Interests and, consequently, no need for the general public to have information about the Liquidating Trust. Finally, the Beneficiaries will receive periodic reports on the Liquidating Trust, including financial statements. Again, we believe the reasoning of the Commission staff in the Celina Financial Corporation and Essex Communications letters is applicable to the Liquidating Trust. We also note that the Division of Corporation Finance has treated interests in liquidating entities consistently in the past. *See e.g.*, Celina, *supra*; Genentech, *supra*; GID/TL, *supra*; First Boston, *supra*; and Essex, *supra*.

III. CONCLUSIONS AND REQUESTS FOR RELIEF

Based on all of the foregoing, we believe that the Beneficial Interests are not "securities" under either the 1933 Act or the 1934 Act, and that the grant of the Beneficial Interests to the Unitholders, even if the Beneficial Interests are in fact deemed to be securities, does not constitute a "sale" within the definition of Section 2(3) of the 1933 Act. Therefore, we do not believe the registration requirements of the 1933 Act are applicable to the Beneficial Interests or that the registration and reporting obligations of the 1934 Act are applicable to the Liquidating Trust and the Beneficial Interests. Accordingly, we respectfully request that the Commission staff advise us in writing that it would not recommend enforcement action to the Commission if:

(1) the Partnership grants the Beneficial Interests to the Unitholders without registering such grant under the 1933 Act; and

(2) the Liquidating Trust does not register and report with respect to the Beneficial Interests under the 1934 Act.

In accordance with Release No. 3306269 (December 5, 1980) we have enclosed an original and seven (7) copies of this no-action letter request.

Please do not hesitate to contact the undersigned at (202) 637-5625 or my colleague Joseph Gilligan at (202) 637-5945 with any comments, questions or requests for additional information regarding the foregoing.

Sincerely,

Joseph G. Connolly, Jr.

Joseph G. Connolly, Jr.

Attachment

cc: Elizabeth Abdoo, General Counsel
Host Marriott Corporation
David Buckley, Esq.
Host Marriott Corporation